Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED FEBRUARY 26, 2021

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 18

DATED FEBRUARY 11, 20201

This Supplement No.1 dated February 26, 2021, supplements the Post-Qualification Offering Circular Amendment No. 18 of RSE Archive, LLC (the “Company”) dated February 11, 2021 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on February 11, 2021 and qualified on February 23, 2021, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#09CURRY2 / Series 2009 National Treasures Curry Rookie Card” and “#NICKLAUS1/ Series 1973 Jack Nicklaus Rookie Card” are replaced in their entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window
#09CURRY2 / 2009 National Treasures Curry Rookie Card	2/23/2021	2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Card graded BGS GEM MINT 9.5	Upfront Purchase	Upcoming	Q1 2021 or Q2 2021	Q1 2021 or Q2 2021	$25.00	16,800 / 21,000	$420,000 / $525,000	$62,163
#NICKLAUS1 / 1973 Jack Nicklaus Rookie Card	2/23/2021	1973 Panini #375 Jack Nicklaus Rookie Card Graded by PSA GEM MT 10	Upfront Purchase	Upcoming	Q1 2021 or Q2 2021	Q1 2021 or Q2 2021	$10.00	3,200 / 4,000	$32,000 / $40,000	$4,001

DESCRIPTION OF SERIES 2009 NATIONAL TREASURES CURRY ROOKIE CARD

Investment Overview

•Upon completion of the Series #09CURRY2 Offering, Series #09CURRY2 will purchase a 2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Card graded BGS GEM MINT 9.5 as the Underlying Asset for Series #09CURRY2 (The “Series 2009 National Treasures Curry Rookie Card” or the “Underlying Asset” with respect to Series #09CURRY2, as applicable), the specifications of which are set forth below.

•The Panini Group was founded in 1961 in Modena, Italy and has grown to have subsidiaries around the world specializing in sticker and trading card collectibles as well as magazines, comic books, manga, and graphic novels.

•Stephen Curry debuted with the Golden State Warriors in the 2009-10 season and has played all 11 seasons of his ongoing career with the team, over which time he has won two MVP awards and three NBA Championships.

•The Underlying Asset is a 2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Card graded BGS GEM MINT 9.5.

Asset Description

Overview & Authentication

•Stephen Curry was born on March 14, 1988 in Akron, Ohio. His father, Dell Curry, is a former professional basketball player.

•During the 2009-10 season, Curry’s rookie year, he averaged 17.5 points, 5.9 assists, and 4.5 rebounds per game, and was named to the All-Rookie First Team.

•Curry has been selected to six NBA All-Star Games, was awarded consecutive MVP Awards for the 2014-15 and 2015-16 seasons, and as of December 2020 is third on the all-time 3-point Field Goal list (first among active players).

•In June 2020, CBS Sports named Stephen Curry the Top Shooter in NBA History, writing “This is not even a debate.”

•Curry was a part of a Warriors dynasty that included three championships and a record-setting 73-9 2015-16 regular season.

•Panini’s National Treasures series is a yearly premium release that features autographed and memorabilia cards.

•The Underlying Asset has been issued a grade of GEM MINT 9.5 by Beckett Grading Services (BGS) with certification number 0007227318.

Notable Features

•The Underlying Asset is a 2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Card graded BGS GEM MINT 9.5.

•The Underlying Asset’s BGS Condition Report consists of the following grades: Centering: 9.5, Corners: 9.5, Edges: 9.5, Surface: 9.0, Autograph: 10.

•The Underlying Asset is 1 of 52 2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Cards graded BGS 9.5 with two graded higher.

•The Underlying Asset is 1 of 99 2009 Playoff National Treasures Stephen Curry Autographed Patch Rookie Cards printed total.

•The Underlying Asset features an autograph from Stephen Curry, which received a perfect grade of 10 from BGS.

•The Underlying Asset features a game-worn jersey insert.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from BGS.

Details

Series 2009 National Treasures Curry Rookie Card
Sport	Basketball
Professional League	NBA
Player / Number	Stephen Curry / 30
Team	Golden State Warriors
Year / Season	2009-10
Memorabilia Type	Trading Card
Manufacturer	Panini
Rarity	1 of 52 (BGS 9.5)
Number in Set	#206
Signature	“Stephen Curry”
Authentication	Beckett Grading Services (BGS)
Grade	9.5
Grade (Centering)	9.5
Grade (Corners)	9.5
Grade (Edges)	9.5
Grade (Surface)	9
Grade (Autograph)	10
Certification No.	0007227318

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 2009 National Treasures Curry Rookie Card going forward.

DESCRIPTION OF SERIES 1973 JACK NICKLAUS ROOKIE CARD

Investment Overview

•Upon completion of the Series #NICKLAUS1 Offering, Series #NICKLAUS1 will purchase a 1973 Panini #375 Jack Nicklaus Rookie Card Graded by PSA GEM MT 10 as the Underlying Asset for Series #NICKLAUS1 (The “Series 1973 Jack Nicklaus Rookie Card” or the “Underlying Asset” with respect to Series #NICKLAUS1, as applicable), the specifications of which are set forth below.

•The Panini Group was founded in 1961 in Modena, Italy and has grown to have subsidiaries around the world specializing in sticker and trading card collectibles as well as magazines, comic books, manga, and graphic novels.

•Jack Nicklaus was a Hall of Fame professional golfer who won 73 PGA Tour Tournaments and 18 Professional Majors over his career spanning from 1962-2003.

•The Underlying Asset is a 1973 Panini #375 Jack Nicklaus Rookie Card Graded by PSA GEM MT 10.

Asset Description

Overview & Authentication

•Jack Nicklaus was born on January 21, 1940 in Columbus, Ohio.

•On September 19, 1959 Nicklaus won the U.S. Amateur Golf Championship.

•Nicklaus played his first professional round at in Los Angeles Open at Rancho Park Golf Course in January 1962. The Associated Press reported “The National Amateur Champion, Jack Nicklaus, playing in his first professional tournament as a pro had a tough time.  He ran into putting jitters and came in with a 74.” Nicklaus was named 1962 Rookie of the Year.

•Nicklaus won his first Major Tournament on June 17, 1962 at the U.S. Open. He beat Arnold Palmer in a Playoff at Palmer’s “home course.”

•In just his second professional appearance in the Master Tournament at Augusta National Golf Club on April 7, 1963 Nicklaus won by a single stroke.

•On April 11, 1965 Nicklaus won his second Masters by nine strokes.

•On April 11, 1966 Nicklaus won his third Masters and became the first to ever win consecutive Masters Tournaments, winning in a three-way play-off.

•On July 6, 1966 Nicklaus completed the “Grand Slam” (winning all four Majors), winning the Open Championship in Muirfield Scotland.

•In February 1971, Nicklaus became the first player to ever win a second career Grand Slam, winning the PGA Championship.

•On July 15, 1978, Nicklaus became the first player to ever win a third career Grand Slam, winning the The Open Championship. The only other player to accomplish this feat since is Tiger Woods.

•In April 1986 Nicklaus won his 18th and final Major Championship, winning the Masters at age 46.

•In December 1999, Sports Illustrated named Nicklaus the Individual Male Athlete of the Century.

•Nicklaus was known by the nickname “Golden Bear.”

•Nicklaus won the most Majors of all-time (18).

•In 1973, Panini released their 1973 Campioni Dello Sport set, featuring a multi-sport array of 400 cards.

•The Underlying Asset has been issued a grade of GEM MT 10 by Professional Sports Authenticators (PSA) with certification number 20243454.

Notable Features

•The Underlying Asset is a 1973 Panini #375 Jack Nicklaus Rookie Card Graded by PSA GEM MT 10.

•The Underlying Asset is 1 of 4 1973 Panini #375 Jack Nicklaus Rookie Cards graded PSA GEM MT 10, with none graded higher.

Notable Defects

•The Underlying Asset’s condition is consistent with its condition grade from PSA.

Details

Series 1973 Jack Nicklaus Rookie Card
Sport	Golf
Professional League	PGA
Player	Jack Nicklaus
Year / Season	1973
Memorabilia Type	Trading Card
Manufacturer	Panini
Rarity	1 of 4 (PSA 10)
Authentication	Professional Sports Authenticators (PSA)
Grade	10
Certification No.	20243454

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1973 Jack Nicklaus Rookie Card going forward.